Item 77D - DWS Equity Dividend Fund (a series of DWS Value Series, Inc.)
Effective April 1, 2014, the Fund changed its principal investment strategy to:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in dividend-paying equity securities (mainly common stocks). Equity securities may also include preferred stocks, depository receipts and other securities with equity characteristics, such as convertible securities and warrants. The fund focuses on stocks of large US companies that are similar in size to the companies in the S&P 500
Index and that portfolio management believes are undervalued. As of January 31, 2014, the index had a median market capitalization of $16.08 billion.

Although the fund can invest in stocks of any economic sector (which is comprised of two or more industries), at times it may emphasize one or more sectors and may invest more than 25% of total assets in a single sector. The fund may invest up to 20% of total assets in foreign securities.

The fund intends to invest primarily in companies whose market capitalizations fall within the normal range of the S&P 500 Index.

The fund's equity investments are mainly common stocks, but may also include other types of equities such as preferred or convertible stocks.

Management process. Portfolio management intends to select approximately forty stocks with the lowest positive Cash Return on Capital Invested
(CROCI(r)) Economic Price Earnings Ratio while seeking above average dividend yield. The
CROCI(r) Economic Price Earnings Ratio
(CROCI(r) Economic P/E Ratio) is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e. price/ book value divided by return on equity). It is a US-specific strategy seeking to select approximately the forty best value companies from the S&P 500(r) Index (excluding financial companies) with additional screening on high dividend yield, dividend sustainability and price volatility. At times, the number of stocks held in the fund may differ from forty stocks as a result of corporate actions, mergers or other events.

The fund is reconstituted on a quarterly basis in accordance with the strategy's rules (re-selecting approximately forty stocks that will make up the fund). The strategy targets low valuation combined with higher dividends and excludes stocks with the highest financial leverage, lowest cash returns and highest volatility which are calculated and supplied by the CROCI(r) Investment Strategy and Valuation
Group, a unit within Deutsche Asset &Wealth
Management, through a licensing agreement with the fund's Advisor. (The CROCI(r) Investment
Strategy and Valuation Group is not responsible for the management of the fund. The Advisor, not the fund, is responsible for paying the licensing fees.)
By excluding the stocks with the highest financial leverage, lowest cash returns and highest volatility, the selection methodology aims to reduce the impact to performance from owning stocks with high dividends where the dividend is potentially at risk while still targeting a strong tilt towards value and an above average dividend yield. The strategy also utilizes two systematic turnover control buffers to minimize turnover impact from transaction costs.
The Dividend Yield buffer seeks to reduce portfolio turnover by not replacing a portfolio security that passes all of the sustainability screens and still has a dividend yield that exceeds thresholds determined by portfolio management from time to time. The
CROCI(r)
Economic P/E buffer seeks to reduce turnover by limiting the replacement of a portfolio security to when its CROCI(r) Economic P/E Ratio exceeds thresholds determined by portfolio management from time to time. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity controls and managing the portfolio with tax efficiency in mind.

CROCI(r) Investment Process. The CROCI(r)
Investment Process is based on the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company.
This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The
CROCI(r) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in an effective and efficient sector and stock selection process targeting investment in real value.

Many technical aspects of the generally accepted accounting principles of large financial companies make these companies poorly suited to consistent valuation using standards maintained by the CROCI(r) Investment Strategy and Valuation
Group. Accordingly, financial stocks have been excluded from the fund's investable universe.

Derivatives. Portfolio management generally may use futures contracts, which are a type of derivative
(a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
In addition, portfolio management generally may use forward currency contracts to hedge the fund's exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities. Portfolio management generally may use structured notes to gain exposure to certain foreign markets that may not permit direct investment.

The fund may also use various types of derivatives
(i) for hedging purposes; (ii) for risk management;
(iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Securities Lending. The fund may lend securities
(up to one-third of total assets) to approved institutions.


 For internal use only
 For internal use only

 For internal use only